China Global Media, Inc.

25-26F Wanxiang Enterprise Building,

No.70 Station North Road,

Changsha, Hunan Province,

China, Postal Code: 410001

     Phone: +86-731-89970899

 VIA EDGAR

June 21, 2012

United States Securities and Exchange Commission

Legal Branch

100 F Street, N.E.

Washington, DC  20549

Attention:  Mr. Reid Hooper

Re:	China Global Media, Inc.
Withdrawal of Registration Statement on Form S-1
File No. 333-178753

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), China Global Media, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-178753), together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on December 23, 2011. The Registration Statement was not declared effective by the Commission under the Securities Act.

The Registrant requests this withdrawal due to unfavorable market conditions.

The Registrant confirms that no securities have been sold pursuant to the Registration Statement. Pursuant to Rule 477(c), the Registrant advises the Commission that it may, upon consideration of its financing and strategic options, in reliance on Rule 155(c) promulgated under the Securities Act, undertake a subsequent private offering.

The Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Should you have any questions regarding the withdrawal, please contact me at +86-731-89970899. Thank you for your assistance in this matter.

 Sincerely,

China Global Media, Inc.

/s/ Jun Liang

Jun Liang

Chief Financial Officer